UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2023

Apeiron Capital Investment Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41030	86-1963522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Federal Street, Suite 875

Boston, Massachusetts 02110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 279-0045

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”). ☐

Item 1.02 Termination of A Material Definitive Agreement.

On August 11, 2023, Apeiron Capital Investment Corp. (the “Company”) notified GIO World Health, Ltd. (“GIO”) that the Company has elected to terminate the Business Combination Agreement between the parties, dated as of March 8, 2023 (as amended May 10, 2023, the “Business Combination Agreement”), pursuant to Section 8.1(b) thereof, effective as of August 14, 2023 (the “Termination”). Upon the effectiveness of the Termination, the Business Combination Agreement will be of no further force and effect, with the exception of the specified provisions in Section 8.2 of the Business Combination Agreement, which shall survive the termination of the Business Combination Agreement and remain in full force and effect in accordance with their respective terms.

Item 8.01 Other Events.

The Company will not be able to consummate an initial business combination by August 14, 2023, and pursuant to the Company’s Amended and Restated Certificate of Incorporation, the Company’s Board of Directors (the “Board”) has determined to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by the end of the Combination Period.

The Company intends to file a Form 15 with the Securities and Exchange Commission to suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In order to provide for the disbursement of funds from the Company’s trust account, the Company will instruct Continental Stock Transfer & Trust Company, as trustee, to take all necessary actions to liquidate the securities held in the trust account. The proceeds thereof, less $100,000 of interest to pay dissolution expenses and net of taxes payable, will be held in a non-interest bearing account while awaiting disbursement to the holders of the Class A common stock (the “Redemption Amount”). All other costs and expenses associated with implementing the Company’s plan of dissolution will be funded from proceeds held outside of the trust account. The Company anticipates that the Redemption Amount will be paid to holders of the shares of the of the Class A common stock outstanding at the close of business on August 14, 2023, without any required action on their part, at which point such shares shall be deemed canceled and will represent only the right to receive the Redemption Amount. Following such redemption, the shares of the Class A common stock will no longer be outstanding and the Company’s warrants will expire in accordance with their terms upon the liquidation of the Company. The redemption of the Class A common stock is expected to be completed within ten business days after August 14, 2023.

On August, 11, 2023, the Company issued a press release announcing the Termination and the liquidation. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 11, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apeiron Capital Investment Corp.

By:	/s/ Joel Shulman
	Name:	Joel Shulman
	Title:	Chief Executive Officer

Dated: August 11, 2023